

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2011

Via E-mail
Raymond A. Blanchette, III
President and Chief Executive Officer
Ignite Restaurant Group, Inc.
9900 Westpark Drive, Suite 300
Houston, TX 77063

> **Re: Ignite Restaurant Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 29, 2011**
> **File No. 333-175878**

Dear Mr. Blanchette:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Please revise your filing to include a pro forma condensed balance sheet, statement of operations, and accompanying explanatory notes, as required by Article 11 of Regulation S-X. In addition, such pro forma financial information should be preceded by an introductory paragraph that briefly describes:

   - each transaction for which pro forma effects are presented;
   - the periods presented; and

- an explanation of what the pro forma presentation shows.

Please note that pro forma adjustments should be referenced to footnotes that provide sufficient detail to understand the calculations and assumptions used to arrive at each adjustment.

3. With respect to your pro forma information, adjustments that are directly attributable to this offering should be disaggregated from other pro forma information required by Article 11. In particular, we suggest you include a subtotal pro forma column that gives effect to adjustments associated with the offering and a separate column or columns that detail adjustments related to the refinancing, the corporate reorganization, and the termination of your management agreement. For guidance, please refer to Instruction 6 to Rule 11-02(b) of Regulation S-X.

Cover Page of Prospectus

4. Please disclose how the overallotment shares will be allocated between the company and the selling stockholders.

Prospectus Summary, page 1

Our Company, page 1

5. Please revise the first paragraph to briefly explain what an "endorser brand" is.

6. Please provide us with support for your statement that "[y]our comparable restaurant sales have . . . outperformed the KNAPP-TRACK™ report of casual dining restaurants over the same period of time." We note a similar statement regarding same store sales performance in the first paragraph on page 47. Please also revise your disclosure to explain what this report is and how you outperformed it.

Our Strategy, page 4

Driving Guest Satisfaction, page 5

7. Please provide us with support for your statement that "[y]our focus on menu innovation and guest service has contributed to Joe's Crab Shack guest satisfaction scores improving by over 1,300 basis points since we began measuring guest satisfaction through a third-party vendor in August 2008." Also, to the extent you are unable to objectively support the contribution of menu innovation and guest services to the score improvement, please revise to characterize this as a belief.

Company History and Information, page 5

8. We note that you did not acquire all of the Joe's Crab Shack restaurants owned by Landry's in 2006.   Please disclose whether Landry's continues to operate any of the restaurants that you did not acquire and include a discussion of any limitations on Landry's continued use. Please also file the license agreement with Landry's as an exhibit to the registration statement or explain why you believe it is not a material contract.

Risk Factors, page 15

Changes in food and supply costs, including the cost of crab, page 17

9. Please revise this risk factor by briefly discussing recent pricing trends for crab and shrimp and disclose that you expect crab prices to remain high in the short-term. We note in this regard your disclosure on page 52.

Use of Proceeds, page 34

10. It appears that you have deducted offering expenses payable by you in the first paragraph of this section and allocated certain of the net proceeds to certain offering expenses in the third bullet point of the second paragraph. Please revise to reconcile this inconsistency or explain the difference between the two categories of offerings expenses.

Dividend Policy, page 35

11. We note that you do not anticipate paying any cash dividends in the foreseeable future. Please revise to discuss the reasons for the $80 million dividend paid indirectly to J.H. Whitney VI.

12. In this regard, it appears that this dividend is to be paid out of proceeds of the offering rather than from the current year's earnings. As such, pro forma per share data should be presented, on the face of your financial statements for the latest year and interim period only, giving effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year's earnings) in addition to historical EPS and pro forma EPS as requested in comments two and three. The number of shares to be added to the denominator for purposes of pro forma per share data should not exceed the total number of shares to be issued in the offering. Please note that, for purposes of this interpretation, a dividend declared in the latest year would be deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividend exceeded earnings during the previous twelve months. Refer to the guidance outlined in SAB Topic 1:B:3.

The Corporate Reorganization, page 38

13. You indicate that shares of your common stock will be issued in exchange for all Series A preferred units and common units of JCS Holdings. In this regard, please revise your consolidated balance sheet for the latest interim period to include a pro forma balance sheet (excluding effects of offering proceeds) presented alongside of the historical balance sheet giving effect to the conversion in connection with the offering. Also, pro forma earnings per share should also be presented on the face of the statement of operations for the latest fiscal year and subsequent interim period presented in your financial statements giving effect to the number of common shares into which the Series A preferred units and common units of JCS Holdings shares will convert in connection with the offering. The notes to your financial statements should also be revised to explain the nature of the pro forma presentations, including the significant assumptions used in calculating or determining the weighted average shares used in computing your pro forma earnings per share for each period presented. Also, since it appears that the reclassification is structured in such a manner that the number of shares issued will significantly vary based on the offering price, please provide a sensitivity analysis detailing the impact that a change in the offering price will have on dilution and earnings per share.

14. We note that you do not discuss the termination of the management agreement with J.H. Whitney in this section. Please confirm that the termination is not part of the corporate reorganization. Otherwise, please discuss the termination in this section.

Management's Discussion and Analysis of Financial Condition , page 46

Overview, page 46

15. Please tell us, with a view towards revised disclosure, what you mean by the phrase "industry leading performance" in the fourth paragraph of this section.

Results of Operations, page 50

16. Please tell us the reasons that you only include the average check for your Joe's Crab Shack concept restaurants in the table at the bottom of page 50. Also, please clarify whether the other comparable restaurant data provided in this table applies to all of your restaurant concepts or only Joe's Crab Shack.

17. We believe your presentation of period-to-period comparisons could be enhanced by providing a table that summarizes revenues, cost of sales, labor and benefits, occupancy expenses, etc. by restaurant concept.   In this regard, it appears such a presentation is necessary to understand the relative impact that each of your restaurant concepts has on your consolidated results. Please advise.

Liquidity and Capital Resources, page 60

Senior Secured Credit Facility, page 61

18. Please disclose the amount and material terms of the existing indebtedness that you repaid with the proceeds of the senior secured credit facility.

19. Please quantify the financial covenants under the senior secured credit facility that you describe on page 62.

Business, page 67

Guest Satisfaction, page 72

20. You state that you use market research to better understand your business and drive improved performance. The disclosure that follows, however, does not explain how you utilize the data. Rather, it merely discloses certain survey results. Please tell us why you believe this presentation is meaningful to potential investors. In the alternative, please revise to explain how you have utilized the data to better understand your business and drive improved performance. Please also identify the other casual dining companies included in the population study and how they were selected.

Purchasing and Distribution, page 77

21. Please revise the third paragraph on page 78 to disclose that your cost of sales increased to 31.5% in the first quarter of 2011, primarily because of increased crab prices.

Executive Compensation, page 88

Employment Agreements and Severance and Change of Control Benefits, page 98

22. We note that you do not currently have employment agreements with any of your named executive officers. We also note that you intend to file an offer term sheet between the company and Mr. Blanchette as a material contract. Please describe the material terms of the offer term sheet, either here or elsewhere in the prospectus, as appropriate.

Principal and Selling Stockholders, page 110

23. Please identify in footnote (3) to the table the natural person(s) who exercise(s) voting and/or investment power over the common stock held by J.H. Whitney VI.

24. Please add a section to the table in which you disclose beneficial ownership assuming the underwriters exercise the overallotment option.

25. Please disclose that selling stockholders may be deemed underwriters.

26. Please advise whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers.

Certain Relationships and Related Party Transactions, page 112

Management Agreement, page 112

27. Please revise to explain in greater detail what you mean by "management consulting services" in the first sentence of this section.

Registration Rights Agreement, page 113

28. Please file the registration rights agreement as an exhibit to the registration statement.

Description of Capital Stock, page 114

General, page 114

29. You qualify your discussion of your capital stock by reference to "provisions of applicable law." It is inappropriate to qualify a discussion by reference to information that is not included in the prospectus or filed as an exhibit to the registration statement. Please revise accordingly.

Notes to Consolidated Financial Statements

Note 9- Income Taxes, page F-18

30. We note a significant decrease to your deferred tax asset valuation allowance. In this regard, please provide us with support for your conclusion that such allowance should be reversed. In addition, please revise your financial statement and critical accounting disclosures in MD&A to include a more detailed accounting policy that discusses your recoverability assessment for these deferred tax assets.

Note 11- Stock-Based Compensation, page F-20

31. Please reconcile your disclosure on page 65, which indicates the fair value of the common shares was estimated on the date of grant through third party valuations of the JCS common shares, to your disclosures on page F-20, which appear to indicate that you performed such valuations internally.

32. Please tell us and revise Note 11 to explain in further detail the specific nature and terms of the performance conditions that must occur for certain common units to become vested. If any of the common units will vest in connection with the planned public offering, please revise MD&A to discuss the amount of expense that is expected to be recognized as a result of their vesting.

Note 12- Related Parties, page F-21

33. Also, we note from the disclosure on page 28 that, after the completion of the offering, the Sponsors will continue to control a majority of the voting power of your outstanding common stock. Please revise the notes to your financial statements to disclose the existence of this control relationship. Refer to the guidance outlined in ASC 850-10-50-6.

Other

34. Update the financial statements, as necessary, to comply with Article 3-12 of Regulation S-X, at the effective date of the registration statement.

35. Please provide a currently dated signed consent from the independent public accountant in the amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Juan Migone at (202) 551-3312 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Jason K. Zachary
        Kirkland & Ellis LLP